UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

DFC GLOBAL CORP.

(Name of Subject Company (Issuer))

DFC GLOBAL CORP.

(Name of Filing Person (Offeror))

2.875% Senior Convertible Notes due June 30, 2027

(Title of Class of Securities)

256664 AB9

(CUSIP Number of Class of Securities)

Roy W. Hibberd, Esq.

Senior Vice President, General Counsel and Secretary

DFC Global Corp.

1436 Lancaster Avenue

Berwyn, Pennsylvania 19312

(610) 296-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Brian M. Katz, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, Pennsylvania 19103

(215) 981-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$44,800,000	$6,110.72

*	The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 2.875% Senior Convertible Notes due June 30, 2027 (the “Notes”), as described herein, is equal to 100% of the principal amount of those Notes. As of November 29, 2012, $44,800,000 aggregate principal amount of the Notes was outstanding, resulting in an aggregate maximum purchase price of $44,800,000.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the U.S. Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,110.72	Filing Party: DFC Global Corp.
Form or Registration No.: Schedule TO-I	Date Filed: November 30, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment”) is a final amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by DFC Global Corp. (formerly Dollar Financial Corp.) (the “Company”) with respect to the right of each holder (the “Holder”) of the Company’s 2.875% Senior Convertible Notes due June 30, 2027 (the “Notes”) to sell, and the obligation of the Company to purchase, the Notes as set forth in the Company Notice for 2.875% Senior Convertible Notes due June 30, 2027, dated November 30, 2012 (the “Company Notice”), the Supplement to the Company Notice, dated December 7, 2012 (the “Supplement”), and the related notice materials filed as exhibits to the originally filed Schedule TO (which Company Notice, Supplement and related notice materials, as amended and supplemented from time to time, collectively constitute the “Repurchase Option”).

This Amendment No. 2 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule TO or the related notice materials.

In accordance with the terms and conditions of the Repurchase Option, the Company was obligated to repurchase all or a portion of each Holder’s Notes validly surrendered for repurchase and not withdrawn prior to 10:00 a.m. (New York City time) on Monday, December 31, 2012. The Company has been advised by U.S. Bank National Association, the trustee and paying agent (the “Paying Agent”), that Notes in an aggregate principal amount of $8,605,000 were validly surrendered for repurchase and not withdrawn pursuant to the Repurchase Option. The Company has accepted for repurchase all such Notes. The purchase price of the Notes surrendered pursuant to the Repurchase Option was equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but not including, December 31, 2012. December 31, 2012 was an interest payment date on the Notes, and therefore, no interest was accrued and unpaid. Accordingly, the aggregate repurchase price for all Notes validly tendered for repurchase pursuant to the Repurchase Option was $8,605,000. On December 31, 2012, the Company delivered the aggregate purchase price for the accepted Notes to the Paying Agent for distribution to the Holders. Following the Company’s repurchase of the Notes pursuant to the Repurchase Option, $36,195,000 in aggregate principal amount of the Notes remains outstanding.

Item 12. Exhibits.

(a)(1)(A) Company Notice for 2.875% Senior Convertible Notes due June 30, 2027, dated November 30, 2012 (filed as Exhibit 99(a)(1) to the Company’s Schedule TO (No. 005-81133) filed with the Securities and Exchange Commission on November 30, 2012, and incorporated herein by reference).

(a)(1)(B) Supplement to Company Notice for 2.875% Senior Convertible Notes due June 30, 2027, dated December 7, 2012 (filed as Exhibit 99(a)(1)(B) to the Company’s Schedule TO (No. 005-81133) filed with the Securities and Exchange Commission on December 7, 2012, and incorporated herein by reference).

(a)(5) Company Announcement dated December 31, 2012.

(b) None.

(d) Indenture, dated as of June 27, 2007, among DFC Global Corp. (formerly Dollar Financial Corp.), as Issuer and U.S Bank, National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2007, and incorporated herein by reference).

(g) None.

(h) None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DFC GLOBAL CORP.

By:	/s/ WILLIAM M. ATHAS
Name: William M. Athas
Title: Senior Vice President, Finance and Corporate Controller

Date: January 2, 2013

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)(A)	†Company Notice for 2.875% Senior Convertible Notes due June 30, 2027, dated November 30, 2012 (filed as Exhibit 99(a)(1) to the Company’s Schedule TO (No. 005-81133) filed with the Securities and Exchange Commission on November 30, 2012, and incorporated herein by reference).

99(a)(1)(B)	†Supplement to Company Notice for 2.875% Senior Convertible Notes due June 30, 2027, dated December 7, 2012 (filed as Exhibit 99(a)(1)(B) to the Company’s Schedule TO (No. 005-81133) filed with the Securities and Exchange Commission on December 7, 2012, and incorporated herein by reference).

99(a)(5)	Company Announcement dated December 31, 2012.

99(d)	†Indenture, dated as of June 27, 2007, among DFC Global Corp. (formerly Dollar Financial Corp.), as Issuer and U.S Bank, National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (No. 000-50866) filed with the Securities and Exchange Commission on June 27, 2007, and incorporated herein by reference).

†	Previously filed.